
December 1, 2010

VIA US MAIL AND FAX (949) 599-1430

Mr. Winston E. Hickman
Chief Financial Officer
Comarco, Inc.
25541 Commercentre Drive
Lake Forest, CA 92630

> **Re: Comarco, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2010**
> **Filed May 3, 2010**
> **Form 10-Q for the quarterly period ended July 31, 2010**
> **File No. 0-5449**

Dear Mr. Hickman:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 2. Properties, page 15

1. Please tell us how you gave effect to the sublease agreement with Ascom in conjunction with the sale of WTS to Ascom in January, 2009. Refer to your basis in the accounting literature.

Consolidated Statements of Cash Flows, page 36

2. Please revise to reconcile net loss (instead of net loss from continuing operations) to net cash used in operating activities. Refer to ASC Topic 230-10-45-28.

Mr. Winston E. Hickman
Comarco, Inc.
December 1, 2010
Page 2

3. Please tell us how the cash proceeds from the sale of WTS were reported in the
    statements of cash flows.

2. Use of Estimates, page 38

4. Please tell us your basis for concluding that "approximately 10 percent of total units sold
    which are impacted by the Recall will be replaced."

3. Discontinued Operations (Wireless Test Solutions), page 43

5. Please tell us how you calculated the pre-tax gain of $5.9 million from the sale of
    Wireless Test Solutions. In this regard, we note that you previously estimated a pretax
    gain of $7.9 million in your Form 8-K filed on January 6, 2009. Refer to page 5 of
    Exhibit 99.3 therein.

15. Commitments and Contingencies, page 50
Purchase Commitments with Suppliers, page 50

6. Please disclose what portion of your fixed purchase commitments, if any, is non-
    cancellable.

Form 10-Q for the Quarterly Period Ended July 31, 2010

Condensed Consolidated Balance Sheets, page 3

7. Please tell us the nature of the accounts receivable from suppliers.

Management's Discussion and Analysis, page 16

Liquidity and Capital Concerns, page 23

8. We note your disclosure relating to the August 13, 2010 Second Amendment to the SVB
    Loan Agreement. In future filings, please disclose the Quick Ratio for each applicable
    financial period and the company's belief as to its ability to maintain the required ratio
    pursuant to the Second Amendment.

9.   In future filings, please provide a more detailed discussion of your liquidity needs in the
    next 12 months and beyond. Although you note your belief that your existing cash and
    cash equivalent balances, as well available borrowings under your existing credit facility
    will provide sufficient funds to satisfy your cash requirements for the next 12 months, we
    also note your disclosure that the credit facility matures on February 10, 2011, at which
    time, any outstanding principal balance is payable in full. Please disclose the outstanding
    principal balance and identify any known trends or any known demands, commitments,
    events or uncertainties that will result in or that are reasonably likely to result in your
    liquidity increasing or decreasing in any material way. If a material deficiency is

Mr. Winston E. Hickman
Comarco, Inc.
December 1, 2010
Page 3

identified, please indicate the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney at 202-551-3399 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director